

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

June 9, 2007

Peter W. Mettler
Agent for Service
140 Royal Palm Way
Suite 202
Palm Beach, FL 33480

Re: Don Marcos Trading Co.
        Form SB-2
        Filed May 15, 2007
        File No. 333-142976

Dear Mr. Mettler:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. According to public documents filed with the Commission, there appear to be several connections and similarities among Don Marcos and its proposed offering and offerings by Tornado Gold International Corp (formerly Nucotec, Inc.) and Eworld Interactive, Inc. (formerly Salty's Warehouse, Inc.). Both companies file reports under the Securities Exchange Act of 1934.

Nucotec

Nucotec filed an SB-2 on September 9, 2002 that went effective on February 12, 2003. Similar to Don Marcos, Nucotec filed a selling shareholders' registration statement. In the registration statements filed for both Don Marcos and Nucotec, Earl T. Shannon, Steven W. Hudson and Scott W. Bodenweber are identified as directors and executive officers. Messers. Shannon and Hudson are identified as promoters of Nucotec and Mr. Shannon is identified as a promoter of Don Marcos.

All but approximately 3 of the selling shareholders named in the Nucotec filing are also listed in the Don Marcos offering. There are additional selling shareholders in the Don Marcos offering, many of whom appear to be related to each other and Messers. Hudson and Bodenweber.

In its SB-2, Nucotec described itself as the holding company of Salty's Warehouse, which was the seller of brand name consumer products with a focus on consumer electronics equipment over the internet. Don Marcos describes itself as intending to "resume" its business of selling coffee over the internet and to select restaurants. Each company discloses that its officers and directors will work only part-time on the business, devoting approximately five to ten hours per week. Lynne Bolduc is named as company counsel for both offerings.

Effective March 19, 2004, thirteen months after the Form SB-2 went effective, Nucotec announced that it had undergone a change of control in which Messers. Shannon, Hudson and Bodenweber exchanged their stock of Nucotec for $570,000 and all of the stock of Salty's Warehouse. Just prior to the change of control transaction, Nucotec had minimal revenues and net losses. Since its inception in 1999, Don Marcos has had no net revenues. Upon the change in control, Messers. Shannon, Hudson and Bodenweber resigned as officers and directors. Since the change of control, Nucotec changed its name and its business. Its current business is in gold mining.

Salty's Warehouse

Salty's Warehouse filed an SB-2 on December 27, 2005 that went effective on August 11, 2006. Similar to Don Marcos, Salty's Warehouse filed a selling shareholders' registration statement. In the registration statements filed for both Don Marcos and Salty's Warehouse Earl T. Shannon, Steven W. Hudson and Scott W. Bodenweber are identified as directors and executive officers. Messers. Shannon and Hudson are identified as promoters of Salty's Warehouse and Mr. Shannon is identified as a promoter of Don Marcos.

All but nine of the fifty-seven selling shareholders named in the Salty's Warehouse offering are also listed in the Don Marcos offering. There are additional selling shareholders in the Don Marcos offering, many of whom appear to be related to each other and Messers. Hudson and Bodenweber..

In its SB-2, Salty's Warehouse described itself as seller of brand name consumer products with a focus on consumer electronics equipment over the internet. Don Marcos describes itself as intending to "resume" its business of selling coffee over the internet and to select restaurants. Each company discloses that its officers and directors will work only part-time on the business, devoting approximately five to ten hours per week. Lynne Bolduc is named as company counsel for both offerings.

Effective December 11, 2006, four months after the Form SB-2 went effective, Salty's Warehouse announced that it had undergone a change of control in which shareholders owning 22,450,000 shares of commons stock sold their stock to another group of purchasers for $800,000. Just prior to the change of control transaction, Salty's Warehouse had minimal revenues. Since its inception in 1999, Don Marcos has had no net revenues. Upon the change in control, Messers. Shannon, Hudson and Bodenweber resigned as officers and directors. Since that time, Salty's Warehouse changed its name and its principal executive office has been relocated to Shanghai, China. Its current business is to provide consulting and technical support to China's online community.

In light of the foregoing discussion, please revise the Don Marcos prospectus to address the following:

- disclose all of the relationships among the selling shareholders named in the Don Marcos registration statement who were also selling shareholders, or are related to the selling shareholders, named in the Nucotec and Salty's Warehouse registration statements discussed above. Please tell us the contacts, including the names of individuals participating in those contacts, leading to the investment in Don Marcos by those Nucotec and Salty's Warehouse selling shareholders.

- identify each of the Salty's Warehouse selling shareholders who sold their stock in the change of control transaction that occurred on December 11, 2006 and state the proceeds they received for such sale.

- given the similarities and connections between Don Marcos, Nucotec and Salty's Warehouse, please revise the Don Marcos registration statement to comply with Rule 419 of the Securities Act of 1933. If you do not believe that Rule 419 applies to Don Marcos' offering, please add disclosure to the prospectus explaining why Don Marcos is not a blank check company within the meaning of Rule 419. In this regard, it would appear appropriate to disclose the history of Nucotec and Salty's Warehouse, including the change of control transactions following effectiveness of their Forms SB-2. Disclose the various connections and similarities between Don Marcos, Nucotec and Salty's Warehouse and explain in your disclosure why the change of control activities conducted by Nucotec and Salty's Warehouse are not indicative of Don Marcos' proposed activities. Finally, address why it is expected that the internet business of Don Marcos will be more successful than that of Salty's Warehouse.

2. You indicate that your operations have been dormant since 2004. However, most of your disclosure under "Business" is written in the present tense. Revise the discussions of your operations throughout the prospectus to make it clear that you have been dormant and such discussions are how you intend to conduct your operations if you are successful in obtaining the necessary financing. In that regard, please tell us supplementally about the extent of your operations between 1999 and 2004.

Plan of Operation, page 10

3. Provide the disclosure called for by Items 303(a)(1)(i),(iii) and (iv)of Regulation S-B.

Current Activities and Plans, page 11

4. Reconcile that statement that your operations have been "dormant" with the statement that you have a graphic artist designing layouts and that your "'cuppers' have been evaluating different roasts for several months." Clarify whether these individuals are employees or consultants.

Business, page 12

Don Marcos, page 12

5. Clarify whether Don Marcos Coffee Co., S.A. and Don Marcos Coffee Company, S.A. are your subsidiaries. If not, clarify their affiliation with your, your officers and directors or other affiliates. File any contracts or agreements you have with them as exhibits.

6. Clarify who has designated your coffee as SHB.

Competition, page 12

7. Explain what you mean by the "uniqueness of our products."

8. You indicate earlier that you consider your coffee is specialty grade – gourmet or premium. Identify any noteworthy competitors in that segment of the coffee market.

Closing Comments

Please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence me, at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: Lynne Bolduc, Esq. (by facsimile)
    D. Levy